UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

Exchange Act of 1934 (the "Act")

September 2, 2003

ASPEN GROUP RESOURCES CORPORATION

(Exact name of Registrant as specified in its Charter)

Yukon, Canada                                                          0-28814                                              98-0164357

(State or other jurisdiction of                                (Commission File                                 (I.R.S. Employer

incorporation or organization)                                           Number)                                        Identification No.)

One North Hudson,  Suite 1000

Oklahoma City, Oklahoma 73102

(Address of principal executive offices)

Telephone Number (405) 278-8800

(Registrant's telephone number, including area code)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X           Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______                No    X

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  September 2, 2003

ASPEN GROUP RESOURCES CORPORATION

(Registrant)

signed “Robert Calentine”

Name:  Robert Calentine

Title:  Chief Executive Officer

Page #

INDEX OF EXHIBITS

Exhibit 01

Newsrelease dated August 20, 2003, announcing the 2002 results for the year ended December 31, 2002

Exhibit 02

Newsrelease dated August 20, 2003, announcing the 2003 results for the period ended March 31, 2003

Exhibit 03

Newsrelease dated August 20, 2003, regarding the OTCBB

Exhibit 04

Unaudited Financial Statements for the second quarter ended June 30, 2003

Exhibit 05

Newsrelease dated September 2, 2003, announcing the 2003 results for the period ended June 30, 2003

Exhibit 06

Management’s Discussion and Analysis for the year ended December 31, 2002